UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10th, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Banco Bradesco S.A. announces to its shareholders, clients and the market in general that all matters examined in the Annual Shareholders’ Meeting, held on this date, at 5:00 p.m., were approved as follows:

1. the Management’s accounts, the Management Report, the Financial Statements, the Independent Auditors’ and Fiscal Council’s Opinion and the Summary of the Audit Committee Report, related to the fiscal year ended on 12.31.2008;

2. the allocation of the Net Income obtained in the fiscal year ended in 12.31.2008 of R$7,620,237,437.37, after deducting of R$99,219,177.26 for adjustment of the reflex of the previous periods, as set forth in the Law # 11.638/2007, as follows: R$376,050,913.01 for the account “Profits Reserve – Legal Reserve”; R$4,452,491,903.11 for the “Profits Reserve – Statutory Reserve”; and R$2,692,475,443.99 for payment of Interests on Own Capital and Dividends, have been already paid;

3. the reelection of Mr. Lázaro de Mello Brandão, Mr. Antônio Bornia, Mr. Mário da Silveira Teixeira Júnior, Mr. Márcio Artur Laurelli Cypriano, Mr. João Aguiar Alvarez, Mrs. Denise Aguiar Alvarez, and Mr. Ricardo Espírito Santo Silva Salgado, and election of Mr. Luiz Carlos Trabuco Cappi and Mr. Carlos Alberto Rodrigues Guilherme to compose the Board of Directors;

4. the election of the Fiscal Council’s members, Mr. Domingos Aparecido Maia, Mr. Nelson Lopes de Oliveira and Mr. Ricardo Abecassis Espírito Santo Silva - Sitting Members; Mr. João Batistela Biazon, Mr. Jorge Tadeu Pinto de Figueiredo and Mr. Renauld Roberto Teixeira - Deputy Members;

5. the annual global compensation and the amount allocated to fund the Complementary Pension Plans, both for the Management, as well as the individual compensation for the members of the Fiscal Council.

By resolution taken in a proper meeting held on this date, the Board of Directors of this Bank, immediately after the Annual Stockholders’ Meeting, which elected the members thereof, has chosen to take office as its Chairman and Vice-Chairman, Mr. Lázaro de Mello Brandão and Mr. Antônio Bornia, respectively.

These deliberations shall be effective after the necessary approval of the process by the Brazilian Central Bank.

Sincerely,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.